335 Madison Avenue Suite 2600 New York, NY 10017 www.akerman.com 212 880 3800 tel 212 880 8965 fax Kenneth G. Alberstadt 212 880 3817 direct tel 212 880 8965 direct fax kenneth.alberstadt@akerman.com

October 22, 2008

Ms. Karen Garnett
Mr. Duc Dang
Mail Stop 4561
United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C.  20549

Re:           inVentiv Health, Inc.
Form 10-K for the year ended December 31, 2007
Filed February 29, 2008
File No. 001-30318
Schedule 14A
Filed April 29, 2008
File No. 001-30318

Dear Ms. Garnett and Mr. Dang:

On behalf of inVentiv Health, Inc. (the "Company"), we are providing the following responses to the further comments set forth in the letter of the staff of the Securities and Exchange Commission (the “Commission”) dated October 10, 2008 relating to the Company's Definitive Proxy Statement on Schedule 14A filed on April 29, 2008 (the "2008 Proxy Statement").  For your convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs of the comment letter.  The responses and information described herein are based upon information provided to us by the Company.

Annual Bonus

1.
We note your response to comment 5 of our letter dated September 8, 2008.  The non-discretionary portion represents a substantial component of your overall compensation arrangements.  Therefore, the financial targets that determine this component appear to be material to investors' understanding of your executive compensation arrangements.

We are unable to agree that these targets constitute confidential information that would cause competitive harm if disclosed.  Your financial targets are derived from information that is disclosed on a historical basis in your financial statements and therefore do not appear to be proprietary.  Moreover, the competitive harms you have cited could apply to the financial targets of any company.  Please provide this information to us as previously requested and confirm that you will include comparable disclosure in your future filings.

The financial targets used to determine the non-discretionary portions of the bonuses awarded to the Company's executive officers with respect to the Company's 2007 fiscal year were as follows:

Name	Metric	Target	% of Target Achieved	Non-Discretionary Bonus Portion

Eran Broshy	Adjusted EPS 1/	$1.70	85%	$194,513
Terrell Herring	Adjusted EPS 1/ (Corporate Role: 30% of time from July through December 2007)	$1.70	85%	$10,598
	Adjusted EBIT 2/ (inVentiv Commercial role: 100% of time from January-June and 70% from July – December 2007)	$52.8 million	80%	$47,663
David Bassin	Adjusted EPS 1/ (100% of time from May through December 2007)	$1.70	85%	$32,303
	Adjusted EBIT 2/ (inVentiv Commercial) (100% of time from January through May 2007)	$52.8 million	80%	$7,236

1/  Includes stock compensation expense; excludes hedge interest income/expense and other one time items.
2/  Excludes stock compensation expense.

The non-discretionary bonus component was calculated through a payout scale for the 70% non-discretionary component of each of the above executive officer's target bonus (taking into account midyear changes in salary and responsibility, in the case of Messrs. Herring and Bassin).

The Compensation Committee generally chooses EBIT for divisional targets and EPS for corporate targets as a basis for calculating the non-discretionary component of the bonus award where both measures are relevant to a particular executive officer.

As disclosed in the 2008 Proxy Statement, all bonuses for which the Company's executive officers are eligible, including the non-discretionary components of such bonuses, are ultimately subject to the discretion of the Compensation Committee.  The Compensation Committee determined not to award a bonus to Blane Walter with respect to the Company's 2007 fiscal year.  Although Mr. Walter was entitled under his amended employment agreement, following his promotion to President of the Company effective July 1, 2007, to be considered for a bonus with respect to the second half of 2007, the Compensation Committee determined to defer inclusion of Mr. Walter in the corporate cash bonus plan to fiscal year 2008.  John Emery resigned from his position as Chief Financial Officer in May 2007 and was not eligible for a cash bonus award with respect to 2007.

The Company intends to disclose in the Executive Compensation section of future proxy statements any bonus targets that are based on historical financial information that has been fully disclosed prior to the filing of the applicable proxy statement and any other bonus targets the disclosure of which the Company determines are non-confidential or would not cause competitive harm.  The Company wishes to point out in this regard that the Adjusted EBIT target for the Company's inVentiv Commercial division for 2007, although based on historical financial information, is not based on historical financial information that has previously been publicly disclosed.  Although the Company has disclosed the Adjusted EBIT target for inVentiv Commercial for 2007 herein, the Company anticipates that it will review in connection with each future filing whether the disclosure of divisional financial targets that are not based on previously disclosed historical financial information could result in competitive harm.

2.
We note your response to comment 6.  Please identify the non-quantitative goals and objectives established by the Committee for each of the named executive officers.  In addition, to the extent total bonuses exceed the sum of the non-discretionary bonus component and the maximum discretionary bonus component available under the plan, please explain the Committee's reasons for awarding bonuses above these thresholds.

The key non-quantitative criteria considered by the Compensation Committee in determining the discretionary bonus components of the bonus awards made to the Company's executive officers for 2007 were as follows:

Executive Officer	Discretionary Bonus Criteria

Eran Broshy
• Provide appropriate earnings guidance and oversee investor and analyst relations;
• Drive executive succession planning and manage executive transitions;
• Secure select target acquisitions and ensure their effective integration; and
        • Drive integrated/bundled offerings and strengthen the organization's ability to deliver service offerings.

Terrell Herring
• Enhance new offerings for all inVentiv Commercial business units;
• Enhance bundling across inVentiv Commercial offerings;
• Effectively transition new acquisitions and business units shifted into inVentiv Commercial;
• Provide direct support for cross-divisional client development efforts and SEAM teams; and
        • Initiate and establish priorities and action plan for Operational Support teams.

David Bassin
As CFO/COO of inVentiv Commercial (January through May 2007)
• Implement key strategic initiatives for inVentiv Commercial;
• Lead managing director meetings, increasing connectivity across inVentiv Commercial; and
• Redesign inVentiv Commercial finance department to consolidate accounting operations and appoint new leadership.

As CFO of inVentiv Health, Inc. (January through May 2007)
• Provide financial leadership, oversee financial operations balancing capabilities, costs and service levels (e.g. forecasting process, securing of new debt, managing results to corporate budget);
• Strengthen finance processes and procedures (e.g. credit & accounts receivable policies, acquisition diligence, risk assessment, authority levels, revenue recognition);
• Investor relations: secure broader analyst coverage and key investor mapping and relationship building; and
        • Act as catalyst to help drive results across the organization (eg KPIs, technology, market trends and insights).

The discretionary component of the bonus program is awarded on the basis of a year-end evaluation that includes not only an assessment of the degree to which specific non-quantitative goals and objectives were achieved but also of overall job performance and potential for continued organizational leadership.  For 2007, on the basis of this evaluation, and taking into account the $150,000 minimum bonus commitment for 2007 made to Mr. Herring at the time of his promotion to Chief Operating Officer of the Company, the Compensation Committee awarded Mr. Herring a total bonus that exceeded the sum of the non-discretionary bonus component determined in accordance with the cash bonus plan and the maximum discretionary bonus component potentially available in accordance with the cash bonus plan by $21,739.

The Company intends to disclose in future proxy statements the key non-quantitative criteria considered by the Compensation Committee in determining the discretionary bonus components of the bonus awards made to the Company's executive officers and the Compensation Committee's reasons for awarding any bonus that exceeds the sum of the non-discretionary bonus component determined in accordance with the cash bonus plan and the maximum discretionary bonus component potentially available in accordance with the cash bonus plan.

***

The Company acknowledges that (i) the Company is responsible for the accuracy and adequacy of the disclosure in its filings, (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any question or require any further information or documents, please telephone the undersigned at (212) 880-3817.

Very truly yours,

/s/ Kenneth G. Alberstadt

Kenneth G. Alberstadt